POINTS INTERNATIONAL LTD.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MAY 5, 2016

Report on Voting Results

Following the Annual and Special Meeting of Shareholders of Points International Ltd. (the “Corporation”) held on May 5, 2016 (the “Meeting”) the following voting results were obtained at the Meeting:

Items Voted Upon		Voting Result

1.	Election of Directors.	Number of Shares For Number of Shares Withheld

		David Adams	8,359,190	405,093
		Christopher Barnard	8,753,242	11,041
		Michael Beckerman	8,755,248	9,035
		Bernay Box	8,750,417	13,866
		Douglas Carty	8,357,934	406,349
		Bruce Croxon	8,357,734	406,549
		Robert MacLean	8,749,927	14,356
		Craig Miller	8,359,675	404,608
		John Thompson	8,751,932	12,351

2.	Appointment of KPMG LLP as Auditors of the Corporation.	Number of Shares For Number of Shares Withheld

		11,232,977	10,767

3.

Special Resolution amending the articles of incorporation to increase the number of directors of the company from seven to nine persons and empowering the directors to appoint directors between annual meetings within prescribed limits.

		Number of Shares For Number of Shares Against
		8,741,442	22,841

4.	Ordinary Resolution ratifying the adoption of the Advance Notice By-Law.	Number of Shares For Number of Shares Against

		7,855,864	908,419

5.	Ordinary resolution adopting the 2016 stock option plan.	Number of Shares For Number of Shares Against

		7,746,202	1,018,081

All resolutions put to the annual and special meeting of shareholders held on May 5, 2016 were passed. As a vote for each motion presented to shareholders was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

(s) Charles Whitburn
Vice President & General Counsel
Points International Ltd.